Exhibit 3.1

Amendment No. 1

TO

By-laws

Of

IMAC HOLDINGS, INC.

Amendment No. 1 to the by-laws (the “By-laws”) of IMAC Holdings, Inc., a Delaware corporation (the “Corporation”).

Pursuant to the resolution of the Board of Directors of the Corporation (the “Board of Directors”), dated March 13, 2025, Section 2.10 of the By-laws is hereby amended as follows:

1. Section 2.10 shall be replaced in its entirety to read as follows:

“Section 2.10. Quorum. Except as may be otherwise required by law or the Certificate of Incorporation, at any meeting of the stockholders, the presence in person or by proxy of the holders of record of shares of stock that would constitute one-third (1/3) of the votes if all the issued and outstanding shares of stock entitled to vote at such meeting were present and voted shall be necessary to constitute a quorum; provided, however, that, where a separate vote by a class or series of stock is required, a quorum shall consist of the presence in person or by proxy of the holders of record of shares of stock that would constitute one-third (1/3) of the votes of such class or series if all issued and outstanding shares of stock of such class or series entitled to vote at such meeting were present and voted. In the absence of a quorum and until a quorum is secured, either the chairman of the meeting or one-third (1/3) of the votes cast at the meeting by stockholders who are present in person or by proxy may adjourn the meeting, from time to time, without further notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken. No business shall be transacted at any such adjourned meeting except such as might have been lawfully transacted at the original meeting.”

2. This Amendment shall be effective as of March 13, 2025.

3. In all respects not amended, the By-laws are hereby ratified and confirmed and remain in full force and effect.

IMAC HOLDINGS, INC.

By:	/s/ Faith Zaslavsky
Name:	Faith Zaslavsky
Title:	Chief Executive Officer